                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549
                             --------------------
                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                         (Amendment No. __________)/1/


                                 Prandium, Inc.
           ----------------------------------------------------
                               (Name of Issuer)

                   Common Stock, par value $0.01 per share
           ----------------------------------------------------
                        (Title of Class of Securities)


                                  500481106
           ----------------------------------------------------
                                (CUSIP Number)

                                 Kevin Relyea
                      18831 Von Karman Avenue, Suite 300
                           Irvine, California 92612
                                (949) 757-7900
           ----------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                              December 29, 2000
           ----------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1 (g), check the following box /_/.

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                        (Continued on following pages)

                              (Page 1 of 6 Pages)

-------------------------------

/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------                          -----------------------------

CUSIP No. 50481106              13D                 Page 2 of 6 Pages
                                                         -    -
-----------------------                          -----------------------------

------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         Kevin Relyea
------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [_]
                                                                 (b) [_]
------------------------------------------------------------------------------
3        SEC USE ONLY
------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         PF
------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                          [_]
------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
------------------------------------------------------------------------------
       NUMBER OF           7    SOLE VOTING POWER
         SHARES                 99,918,559
      BENEFICIALLY
        OWNED BY         -----------------------------------------------------
          EACH             8    SHARED VOTING POWER
       REPORTING                -0-
         PERSON
          WITH           -----------------------------------------------------
                           9    SOLE DISPOSITIVE POWER
                                99,918,559

                         -----------------------------------------------------
                           10   SHARED DISPOSITIVE POWER
                                -0-

------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         99,918,559

------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                        [_]

------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         Approximately 54.5%

------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         IN

------------------------------------------------------------------------------

                               Page 2 of 6 Pages

                          Statement on Schedule 13-D

Item 1.  Security and Issuer.

     Kevin Relyea ("Relyea" or the "Reporting Person") is filing this Statement on Schedule 13D (the "Schedule 13D") with respect to shares of the common stock (the "Common Stock"), of Prandium, Inc., a Delaware corporation (the "Company"). The Company's principal executive offices are located at 18831 Von Karman Avenue, Suite 300, Irvine, California 92612.

Item 2.  Identity and Background.

     (a)  The Reporting Person is Kevin Relyea, an individual.

     (b) Mr. Relyea's business address is: 18831 Von Karman Avenue, Suite 300, Irvine, California, 92612.

     (c) Mr. Relyea is Chief Executive Officer, President and Chairman of the Board of Directors of the Company. The Company's primary business is the operation of full-service and fast-casual restaurants.

     (d) Mr. Relyea has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Mr. Relyea has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

     (f)  Mr. Relyea is a United States citizen.

Item 3.    Source and Amount of Funds or Other Consideration.

           Mr. Relyea acquired 95,831,997 shares of the Common Stock covered by this Schedule 13D on December 29, 2000 for a cash purchase price of $15,000 pursuant to a Share Purchase and Sale Agreement by and between Mr. Relyea and AIF II, L.P. (the "Share Purchase Agreement"). Mr. Relyea's personal funds were used to effect this purchase. Mr. Relyea has owned 1,038,977 shares of the Common Stock covered by this Schedule 13D since November 20, 1995. The remaining 3,047,585 shares of Common Stock covered by this Schedule 13D are issuable upon the exercise of options currently held by Mr. Relyea that are currently exercisable or that are exercisable within the next 60 days.

           Note: all references to, and the summary of, the Share Purchase Agreement in this Schedule 13D is qualified in its entirety by reference to that agreement, the full text of which is filed as Exhibit A and that is incorporated herein by reference.


Item 4.    Purpose of Transaction.

           (a)-(c) Mr. Relyea acquired the 95,831,997 shares Common Stock purchased pursuant to the Share Purchase Agreement for the purpose of acquiring a controlling interest in the Company. Mr. Relyea had acquired the 1,038,977 shares of Common Stock in 1995 for investment purposes. The 3,047,585 shares of Common Stock are issuable upon the exercise of options that were granted to Mr. Relyea as part of his

                              Page 3 of 6 Pages
compensation as the Company's President and CEO. Mr. Relyea has no present plan to (i) acquire additional securities of the Company, or to dispose of securities of the Company, (ii) subject to the last sentence of this paragraph, effect an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries or (iii) participate in or effect a sale or transfer of a material amount of assets of the Company or any of its subsidiaries. Mr. Relyea maintains the right to change his intent, and to propose one or more possible transactions to the Company or to stockholders of the Company. Mr. Relyea also intends to participate in the Company's exploration of various alternatives to restructure or further reduce its debt as most recently disclosed by the Company in its Form 10-Q for the quarterly period ended September 24, 2000.

           (d) By resolution dated January 4, 2001, the Company's previous board of directors reduced the total number of directors from six to two, effective upon the concurrent resignation of five members of the board of directors. As a result, Mr. Relyea is the only present member of the Company's board of directors.

           (e)-(f) Mr. Relyea has no present plan to effect (i) any material change in the Company's present capitalization or dividend policy or (ii) any other material change in the Company's business or corporate structure; provided, that Mr. Relyea intends to participate in the Company's exploration of various alternatives to restructure or further reduce its debt as most recently disclosed by the Company in its Form 10-Q for the quarterly period ended September 24, 2000.

           (g) Mr. Relyea has no present plan to change the Company's charter, bylaws or instruments corresponding thereto, or to take other actions that may impede the acquisition of control of the Company by any person.

           (h)-(j) Mr. Relyea has no present plan to (i) cause a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (ii) cause a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933, as amended or (iii) cause or take any action similar to any of those enumerated above.

Item 5.    Interest in Securities of the Issuer.

                  (a) Mr. Relyea beneficially owns 99,918,559 shares of the Company's Common Stock, which represents 54.5% of the outstanding shares of the Company's Common Stock (including all options held by Mr. Relyea that are currently exercisable or that will be exercisable or that will be exercisable in the next 60 days).

                  Percentage ownership of the Common Stock is based on the 180,380,513 shares of Common Stock outstanding as of November 8, 2000 plus the 3,047,585 shares of Common Stock issuable upon the exercise of Mr. Relyea's options that are currently exercisable or that will be exercisable in the next 60 days.

                  Mr. Relyea beneficially owns 99,918,559 shares of Common Stock as follows: 96,870,974 shares of Common Stock held directly by Mr. Relyea and 3,047,585 shares of Common Stock that are issuable upon the exercise of options held by Mr. Relyea that are currently exercisable or that will be exercisable in the next 60 days.

                 (b) Mr. Relyea has the sole power to vote or direct the voting of his shares and the sole power to dispose of or direct the disposition of his shares.

                 (c) Except for the acquisition by Mr. Relyea on December 29, 2000 of 95,831,997 shares of the Company's Common Stock pursuant to the Share Purchase Agreement. Mr. Relyea has effected no transactions in the shares of the Company's Common Stock during the past 60 days.

                  (d)  Not applicable.

                              Page 4 of 6 Pages

                  (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  The response to Items 3, 4 and 5 of this Schedule 13D are also incorporated herein and the document included as Exhibit A is incorporated herein by reference.


Item 7.    Material to be Filed as Exhibits.




EXHIBIT A:  Share Purchase and Sale Agreement dated as of December 29, 2000 by and between AIF II, L.P. and Kevin Relyea.


                               Page 5 of 6 Pages

                                   SIGNATURE
                                   ---------

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 5, 2001
                                                /s/ Kevin S. Relyea
                                                ----------------------
                                                Kevin Relyea

Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001)




                             Page 6 of 6 Pages